November 17, 2005

Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Dynex Capital, Inc.
SEC comment letter on Form 10-K for Fiscal Year Ended December 31, 2004, Form
10-Q for the Quarterly Period Ended March 31, 2005 and Form 10-Q for the
Quarterly Period Ended June 30, 2005
File No. 0-20507

Dear Mr. Bonilla:

Dynex Capital, Inc. (the “Company”) has received the comments of the staff of the Commission by letter dated November 3, 2005 with respect to the Company’s Annual Report and Quarterly
Reports on Forms 10-K and 10-Q, respectively, referred to above.

The Company is confirming that, following your telephone conversation with Jay Oakey of
Williams Mullen yesterday, the Company has an extension on until December 14, 2005 to submit its response to the comments.

Thank you for your assistance. If you have any additional questions or comments, you may reach me at (804) 217-5837.

Very truly yours,

/s/ Stephen J. Benedetti
Stephen J. Benedetti
Principal Executive Officer